

December 5, 2011

Via E-mail
Ioannis E. Lazaridis
Chief Executive Officer
Capital GP L.L.C.
3 Iassonos Street
Piraeus, 18537
Greece

> **Re:** **Capital Product Partners L.P.**
> **Amendment No. 1 to the Registration Statement on Form F-3**
> **Filed November 23, 2011**
> **File No. 333-177491**

Dear Mr. Lazaridis:

We note your response to our letter dated November 14, 2011 and have the following additional comment.

Exhibit 5.1

1. We note that the revised opinion as to valid existence of the Partnership relies solely on a Certificate of Goodstanding issued November 22, 2011. It is not appropriate for counsel to limit the documents it examines when rendering its opinion and this language is inconsistent with clause (iv) of the second paragraph on page one. Please have counsel revise the opinion accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jay Clayton, Esq.
        Sullivan & Cromwell LLP